UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F  ☒            Form 40-F  ☐

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes  ☐            No  ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: March 10, 2006	By	/S/ JUNICHIROU OTSUDA
Junichirou Otsuda
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning Issuance of “Non-dilutive” Preferred Securities

Tokyo, March 10, 2006 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Nobuo Kuroyanagi) hereby announces that its wholly owned subsidiaries: BTMU Preferred Capital 1 Limited, BTMU Preferred Capital 2 Limited and BTMU Preferred Capital 3 Limited, have decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	BTMU Preferred Capital 1 Limited	BTMU Preferred Capital 2 Limited	BTMU Preferred Capital 3 Limited
Each issuer is a special purpose subsidiary established in the Cayman Islands under the laws of the Cayman Islands, and in which BTMU has 100 % voting rights.
Type of Security	Dollar-denominated non-cumulative perpetual preferred securities	Euro-denominated non-cumulative perpetual preferred securities	Yen-denominated non-cumulative perpetual preferred securities
No right to convert into BTMU’s common shares is granted.
Issue Amount	US$2,300,000,000	€750,000,000	¥120,000,000,000
Dividends	Dividend Rate 6.346% per annum(Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 4.850% per annum(Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 2.68% per annum(Fixed rate until July 2016) Floating rate after July 2016
Issue Price	US$1,000 per preferred security	€1,000 per preferred security	¥10,000,000 per preferred security
Issue Date	March 17, 2006
Use of Proceeds	To be provided to BTMU as subordinated loans in order to strengthen our capital base and for general corporate purposes.
Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of BTMU, senior to BTMU’s common shares, and effectively pari passu with BTMU’s preferred shares.
Method of Offering	To be issued to MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, respectively, which are subsidiaries of Mitsubishi UFJ Financial Group, Inc.

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States.